Exhibit 99.1

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 MINUTES OF THE MEETING OF THE FISCAL COUNCIL HELD ON SEPTEMBER 28, 2023 1. DATE, TIME AND PLACE: On September 28, 2023, at 11 a.m, in a meeting held by videoconference, pursuant to Section 9º of the Internal Rules of the Fiscal Council of Suzano S.A. (“Suzano” or “Company”). 2. ATTENDANCE: The following members of the Company’s Fiscal Council attended the meeting via videoconference: Messrs. Eraldo Soares Peçanha, Luiz Augusto Marques Paes and Rubens Barletta. Also present was Ms. Júlia Reis Botelho Martins, who acted as secretary. 3. AGENDA: The members of the Company’s Fiscal Council met to examine and opine on the Management’s Proposal for the merger, by the Company, of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-91 (“MMC”), pursuant to the Protocol and Justification of Incorporation executed on the present date (“Merger” and “Merger Agreement”, respectively), which sets forth general terms and conditions applicable to the Merger, its justification and criteria for purposes of appraising MMC’s net equity, whose exhibits contain MMC’s appraisal report, prepared by the specialized company Apsis Consultoria e Avaliações Ltda. (“Appraisal Report”). MMC’s net equity value appraised by the Appraiser amounts to five hundred seventy million, one hundred ninety-five Brazilian reais and ninety-two centavos (R$ 570,000,195.92). 4. MINUTES IN SUMMARY FORM: The attending members of the Fiscal Council, unanimously and without reservations, decided to draw up these minutes in summary form, and the reading of the Management Proposal was dismissed, since its content was already known. 5. RESOLUTIONS: Having installed the meeting, after examining and discussing the matters listed in the agenda, which will be submitted to the Company's Extraordinary General Meeting (“EGSM”) to be held on October 31, 2023, to be called for this purpose, in accordance with the Company's Bylaws, the attending members of the Fiscal Council, unanimously and without reservations, gave favorable opinions about (i) the approval of the Merger Agreement executed on this date between the Company and MMC, which sets forth general terms and conditions applicable to the Merger; (ii) the ratification of the appointment and engagement of the Apsis Consultoria e Avaliações Ltda. a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021-290, pursuant to Section 227 of Law No. 6,404, of December 15, 1976, as amended (“Appraiser”) to prepare the net equity appraisal report of MMC and its respective exhibits, at its book value, for purposes of the Merger; (iii) approval of the Appraisal Report, which determined the amounts in the form of Exhibit I to these minutes, as well as MMC’s net equity indicated above, to be transferred to the Company, according to the balance sheet; and (iv) the approval of the Merger, in the terms and conditions set forth in the Merger Agreement. As provided in the Merger Agreement, the Merger shall not result in a capital increase of the Company and, consequently, there will be no exchange ratio of units/shares, provided the Company directly holds one hundred percent (100%) of MMC’s equity capital. Following the statements above, the attending members of the Fiscal Council approved the issuance of the Opinion, which is included in these minutes as Exhibit II. 6. CLOSURE: There being no further matters to be discussed, the meeting was ended. The minutes of the meeting were drafted, read and approved by all members of the Council in attendance. São Paulo/SP, September 28, 2023. Secretary: ___________________________ Júlia Reis Botelho Martins Secretary Attending Members of the Fiscal Council: ___________________________ Eraldo Soares Peçanha Member of the Fiscal Council ___________________________ Luiz Augusto Marques Paes Member of the Fiscal Council ___________________________ Rubens Barletta Member of the Fiscal Council

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 EXHIBIT I MMC’s Appraisal Report

APPRAISAL REPORT AP-00778/23-01 MMC Brasil Indústria e Comércio Ltda.

1 APPRAISAL REPORT: AP-00778/23-01 VALUATION DATE: July 31st, 2023 APPRAISAL REPORT OF THE SHAREHOLDERS' EQUITY OF MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA., DETERMINED THROUGH THE ACCOUNTING BOOKS 1. EVALUATION METHODOLOGY APSIS CONSULTORIA E AVALIAÇÕES LTDA., a company established at Rua do Passeio, no. 62, 6th floor, Centro, City and State of Rio de Janeiro, registered in the National Register of Legal Entities of the Ministry of Economy under no. 08.681.365/0001-30, registered with the Regional Accounting Council of Rio de Janeiro under no. 005112/O-9, represented by its undersigned partner, LUIZ PAULO CESAR SILVEIRA, accountant, bearer of the National General Registry no. 89100165-5/D (CREA/RJ), registered in the Individual Registration under the no. 886.681.937-91 and with the Regional Accounting Council of the State of Rio de Janeiro under no. 118.263/P-0, resident and domiciled in the City and State of Rio de Janeiro, with an office at Rua do Passeio, no. 62, 6th floor, Centro, was appointed by SUZANO S.A., hereinafter denominated SUZANO, based at Avenida Professor Magalhães Neto, no. 1.752, 10th floor, Rooms 1.009 to 1.011, Pituba, City of Salvador, State of Bahia, registered in the National Register of Legal Entities of the Ministry of Economy under no. 16.404.287/0001-55, to proceed with the net equity appraisal of MMC BRASIL INDÚSTRIA E COMÉRCIO LTDA., hereinafter denominated MMC, based at Avenida Brigadeiro Faria Lima, no. 1.355, 10th floor, Jardim Paulistano, City and State of de São Paulo, registered in the National Register of Legal Entities of the Ministry of Economy under no. 48.573.767/0001-36, on July 31st, 2023, under accounting practices in Brazil, which comprise those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (CPC) and approved by the Federal Accounting Council (CFC). Next, APSIS presents the results of its work.

2 2. PURPOSE OF APPRAISAL The shareholders' equity assessment of MMC, as of July 31st, 2023, according to Articles 226 and 227 of Law no. 6,404/76, aims for the merger of the company by SUZANO. 3. MANAGEMENT´S RESPONSIBILITY FOR ACCOUNTING INFORMATION The management of MMC is responsible for bookkeeping and preparing accounting information in accordance with accounting practices adopted in Brazil, which include those included in Brazilian corporate law and the pronouncements, guidelines, and technical interpretations issued by the Accounting Pronouncements Committee (“CPC”) and approved by the Federal Accounting Council (“CFC”), as well as the relevant internal controls that it has defined as necessary to enable such a process to be free from material misstatement, whether caused by fraud or error. The summary of the leading accounting practices adopted by the company is described in Attachment 2 of this Valuation Report. 4. SOCPE OF WORK AND RESPONSIBILITY OF THE ACCOUNTANT Our responsibility is to present a conclusion on the book value of the shareholders' equity of MMC as of July 31st, 2023, in accordance with the Technical Communication CTG 2002, approved by the CFC, which provides for the examination of the balance sheet for issuance of an appraisal report. Therefore, we examine the company's balance sheet according to applicable accounting standards, which require the accountant to comply with ethical requirements and planning and execution to obtain reasonable assurance that the subject matter is free from material misstatement. The issuance of an appraisal report involves executing selected procedures to obtain evidence regarding the amounts recorded. This action depends on the accountant's judgment, including assessing the risks of significant misstatement in equity, whether caused by fraud or error. In such an analysis, the accountant considers the internal controls relevant to preparing the company's balance sheet to plan processes appropriate to the circumstances, but not to express an opinion on the effectiveness of such documents. The work also includes the assessment of the adequacy of the accounting policies used and the reasonableness of the judgment of the accounting estimates made by the management of MMC. We believe that the evidence obtained is sufficient and adequate to support our conclusion.

3 5. CONCLUSION Based on the work executed, we concluded that the amount of BRL 570,000.195.92 (five hundred and seventy million, one hundred and ninety-five reais and ninety-two cents), as stated in the MMC’s balance sheet as of July 31st, 2023, recorded in the accounting books and summarized in Attachment 1, represents, in all material respects, the book value of the company, assessed under Brazilian accounting practices. 6. EMPHASIS In addition, we also draw attention to the fact that, on the date of issuance of this Accounting Report, Brazilian accounting practices related to ESG (environmental, social and governance) are not in force. Such accounting practices regarding ESG, when issued and in force, may cause, at a date not yet known, impacts on the assets and liabilities of the company subject to this Report. This uncertainty may have a material outcome, arising from a future event, but that does not affect the conclusion about the carrying value of the items evaluated at the base date. Our conclusion is not barred by this matter. Rio de Janeiro, September 15th, 2023. APSIS CONSULTORIA E AVALIAÇÕES LTDA. CRC/RJ-005112/O-9 LUIZ PAULO CESAR SILVEIRA Vice President Accountant (CRC/RJ-118263/P-0)

4 7. LIST OF ATTACHMENTS 1. Support documentation 2. Summary of the main accounting practices adopted by MMC 3. List of MMC’s fixed assets 4. List of Brands Licensed by MMC 5. List of MMC’s Proprietary Brands 6. List of MMC’s Patents 7. Glossary

ATTACHMENT 1

Financial information As of JuLY 31, 2023 MMC Brasil indústria e comercio ltda.

MMC INDUSTRIA E COMERCIA LTDA. Financial Statement Period ended July 31, 2023 BALANCE SHEET July 31, 2023 ASSETS CURRENT 22.753.101,22 194.370.663,14 126.323.661,97 75.407.891,35 149.356,50 1.440.630,61 Total current assets 420.445.304,79 NON-CURRENT 1.350.985,21 477.124.160,12 11.355.190,54 1,00 Total non-current assets 489.830.336,87 TOTAL ASSETS 910.275.641,66 LIABILITIES CURRENT 175.120.181,87 11.104.253,33 81.697.720,79 26.689.925,05 1.318.830,99 Total current liabilities 295.930.912,03 NON-CURRENT 357.405,73 1.457.261,00 15.255.526,63 27.274.340,35 Total non-current liabilities 44.344.533,71 TOTAL LIABILITIES 340.275.445,74 EQUITY 598.772.252,00 (28.772.056,08) Total Equity 570.000.195,92 TOTAL LIABILITIES AND EQUITY 910.275.641,66

Certificado de Conclusão Rastreamento de registros Eventos do signatário Assinatura Registro de hora e data Termos de Assinatura e Registro Eletrônico: Eventos do signatário presencial Assinatura Registro de hora e data Eventos de entrega do editor Status Registro de hora e data Evento de entrega do agente Status Registro de hora e data Eventos de entrega intermediários Status Registro de hora e data Eventos de entrega certificados Status Registro de hora e data Eventos de cópia Status Registro de hora e data Copiado Termos de Assinatura e Registro Eletrônico: Eventos com testemunhas Assinatura Registro de hora e data Eventos do tabelião Assinatura Registro de hora e data Eventos de resumo do envelope Status Carimbo de data/hora

Eventos de pagamento Status Carimbo de data/hora

ATTACHMENT 2

ATTACHMENT 3

A

Attachment 4 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Mark Name Country Application Number Registration Number Status Filed Date Granted Date Class Description Owner KLEENEX Brazil 002667487 2667487 Registered 1960-10-16 1970-10-16 16 - Cushions or sheets of absorbent tissue paper Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 002125609 002125609 Registered 1958-08-12 1968-08-12 3 - Perfumery and hygiene products, toiletry articles in general Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 824205740 824205740 Registered 2002-01-03 2007-05-29 3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 814623638 814623638 Registered 1988-12-13 1990-09-11 16 - Towel paper, facial towel, toilet towel, disposable towel to clean and dry, table napkins, all made entirely of paper Kimberly-Clark Worldwide, Inc. KLEENEX ALLERGY COMFORT Brazil 927763966 Application 2022-08-23 3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes Kimberly-Clark Worldwide, Inc. KLEENEX ALLERGY COMFORT Brazil 927764091 Application 2022-08-23 16 - Absorbent tissue paper products, facial tissue, toilet paper, wipes and towels, paper napkins Kimberly-Clark Worldwide, Inc. KLEENEX CARE PURIFY Brazil 900952393 900952393 Registered 2008-06-04 2011-08-16 3 - Impregnated wipes and tissues for personal use; facial cleansers, lotions and creams Kimberly-Clark Worldwide, Inc. KLEENEX PROTECAO Brazil 830570608 830570608 Registered 2010-03-25 2012-12-18 3 - Premoistened or impregnated cleansing tissue or wipes; medicated and antibacterial soaps and gels all for personal use Kimberly-Clark Worldwide, Inc. KLEENEX SENSATIONS Brazil 831145978 831145978 Registered 2011-10-31 2014-12-23 3 - Impregnated wipes and tissues Kimberly-Clark Worldwide, Inc. KLEENEX WATER FRESH ALLERGY COMFORT Brazil 927786222 Published 2022-08-24 3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes Kimberly-Clark Worldwide, Inc. SCOTT Brazil 822476185 822476185 Registered 2000-07-28 2006-08-01 16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins Kimberly-Clark Worldwide, Inc. SCOTT Brazil 910662843 910662843 Registered 2016-02-23 2018-03-20 16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins. Kimberly-Clark Worldwide, Inc. SCOTT CLASSIC Brazil 840595905 840595905 Registered 2013-08-01 2016-06-07 16 - Toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT COMPACTO Brazil 901780588 901780588 Registered 2009-07-10 2012-04-10 16 - Toilet tissue, facial tissue, and paper towels Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910351 907910351 Registered 2014-07-01 2017-01-03 3 - Impregnated wipes and liquid soaps for household cleaning Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910599 907910599 Registered 2014-07-01 2016-12-13 16 - Disposable wipes and floor cleaning pads for household cleaning Kimberly-Clark Worldwide, Inc. SCOTT GOLD Brazil 825155690 825155690 Registered 2003-01-09 2009-03-24 16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins. Kimberly-Clark Worldwide, Inc. SCOTT MICRO-TECIDO Brazil 900591978 900591978 Registered 2007-11-05 2010-08-24 16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT PROTECT CARE Brazil 910591563 910591563 Registered 2016-02-03 2018-02-06 3 - Moist wipes and moist toilet tissue Kimberly-Clark Worldwide, Inc. SCOTT PROTECT CARE Brazil 910591415 910591415 Registered 2016-02-03 2018-03-13 16 - Facial tissue and toilet tissue Kimberly-Clark Worldwide, Inc. SCOTT RENDEMAX Brazil 830934081 830934081 Registered 2011-04-08 2014-07-29 16 - Facial tissue, toilet tissue, paper towels, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT RESISTEMAX Brazil To Be Provided To Be Provided Pending 16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16. Kimberly-Clark Worldwide, Inc. SCOTT Brazil 822476185 822476185 Registered 2000-07-28 2006-08-01 16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins Kimberly-Clark Worldwide, Inc. SCOTT GOLD Brazil 825155690 825155690 Registered 2003-01-09 2009-03-24 16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins. Kimberly-Clark Worldwide, Inc. SCOTT MICRO-TECIDO Brazil 900591978 900591978 Registered 2007-11-05 2010-08-24 16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT PROTECT CARE Brazil 910591563 910591563 Registered 2016-02-03 2018-02-06 3 - Moist wipes and moist toilet tissue Kimberly-Clark Worldwide, Inc. SCOTT PROTECT CARE Brazil 910591415 910591415 Registered 2016-02-03 2018-03-13 16 - Facial tissue and toilet tissue Kimberly-Clark Worldwide, Inc. SCOTT RENDEMAX Brazil 830934081 830934081 Registered 2011-04-08 2014-07-29 16 - Facial tissue, toilet tissue, paper towels, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT RESISTEMAX Brazil To Be Provided To Be Provided Pending 16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16. Kimberly-Clark Worldwide, Inc. DESIGN ELEPHANT Brazil 824804422 824804422 Registered 2002-09-04 2007-05-29 16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels and paper table napkins Kimberly-Clark Worldwide, Inc. design elephant (cleaning pose) Brazil 840213514 840213514 Registered 2012-07-30 2015-08-04 3 - Impregnated wiping cloths, soaps, scouring and cleaning products all for household use Kimberly-Clark Worldwide, Inc. design elephant (cleaning pose) Brazil 840213530 840213530 Registered 2012-07-30 2015-08-04 16 - Plastic bags, trash and garbage bags, sandwich bags, food storage bags, plastic wrap, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. design elephant (cleaning pose) Brazil 840213352 840213352 Registered 2012-07-30 2015-08-04 21 - Plastic containers, sponges for household cleaning, gloves for household cleaning, non-woven wiping cloths Kimberly-Clark Worldwide, Inc. DURAMAX Brazil 823662713 823662713 Registered 2001-03-16 2017-08-01 16 - PAPER TOWELS; Kimberly-Clark Brasil Industria e Comercio de Produtos de Higiene Ltda. DURAMAX Brazil 929596030 Application 2023-02-28 21 - Disposable wipers and towels made of non-woven fabric Kimberly-Clark Worldwide, Inc. DURAMAX CHIFON and Design Brazil 824034430 824034430 Registered 2001-09-13 2017-12-05 16 - PAPER TOWELS AND NAPKINS Kimberly-Clark Brasil Industria e Comercio de Produtos de Higiene Ltda. SCOTT Brazil 822476185 822476185 Registered 2000-07-28 2006-08-01 16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins Kimberly-Clark Worldwide, Inc. SCOTT DURAMAX Brazil 929596293 Application 2023-02-28 16 - Facial tissue made from paper, toilet tissue made from paper, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT DURAMAX Brazil 929596340 Application 2023-02-28 21 - Disposable wipers and towels made of non-woven fabric Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910599 907910599 Registered 2014-07-01 2016-12-13 16 - Disposable wipes and floor cleaning pads for household cleaning Kimberly-Clark Worldwide, Inc. SCOTT GOLD Brazil 825155690 825155690 Registered 2003-01-09 2009-03-24 16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins. Kimberly-Clark Worldwide, Inc. SCOTT MAGIMAX Brazil 840033001 840033001 Registered 2012-02-23 2015-04-07 21 - Household cleaning tools, namely, sponges and cleaning pads Kimberly-Clark Worldwide, Inc. SCOTT MICRO-TECIDO Brazil 900591978 900591978 Registered 2007-11-05 2010-08-24 16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT RENDEMAX Brazil 830934081 830934081 Registered 2011-04-08 2014-07-29 16 - Facial tissue, toilet tissue, paper towels, paper table napkins Kimberly-Clark Worldwide, Inc. 1/3

Attachment 4 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Mark Name Country Application Number Registration Number Status Filed Date Granted Date Class Description Owner SCOTT RESISTEMAX Brazil To Be Provided To Be Provided Pending 16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16. Kimberly-Clark Worldwide, Inc. AUTOFOAM Brazil 930334051 Application 2023-05-05 21 - Non-metallic dispensers (bottles) for soaps, sanitizers and antiseptics Kimberly-Clark Worldwide, Inc. design x embossing pattern with WYPALL Brazil 913448800 913448800 Registered 2017-09-25 2019-04-09 21 - Disposable wipers and towels made of non-woven fabric (cleaning cloths). Kimberly-Clark Worldwide, Inc. HYDROKNIT Brazil 821536389 821536389 Registered 1999-08-03 2005-11-22 24 - Nonwoven fabrics Kimberly-Clark Worldwide, Inc. KIMBERLY-CLARK PROFESSIONAL Brazil 909047855 909047855 Registered 2015-02-27 2017-07-18 3 - Skin care products for the human body, namely liquid and powdered soap, medicated and antibacterial soaps, hair and body shampoo, hand creams; pre-moistened or impregnated cleansing tissues or wipes; mouthwash Kimberly-Clark Worldwide, Inc. KIMBERLY-CLARK PROFESSIONAL Brazil 909040753 909040753 Registered 2015-02-26 2017-07-18 16 - Facial tissue, toilet tissue, paper towels, paper table napkins Kimberly-Clark Worldwide, Inc. KIMBERLY-CLARK PROFESSIONAL & shield design Brazil 918956587 918956587 Registered 2019-12-30 2020-09-08 3 - Non-medicated skin care preparations; liquid soaps; hand creams; hand lotions; skin lotions; skin cleansers; pre-moistened wipes for cleaning; soaps and detergents. Kimberly-Clark Worldwide, Inc. KIMBERLY-CLARK PROFESSIONAL & shield design Brazil 918956625 918956625 Registered 2019-12-30 2020-09-08 16 - Absorbent paper tissue products for hygienic, cleaning or wiping purposes, such as facial tissue, toilet tissue, paper towels and paper table napkins; disposable wipes and tissues; garments made primarily of paper, including disposable diapers or napkins; hygienic hand towels of paper; towels of paper; table napkins of paper; hand towels of paper; handkerchiefs of paper; paper and cardboard. Kimberly-Clark Worldwide, Inc. KIMBERLY-CLARK PROFESSIONAL & shield design Brazil 918956633 918956633 Registered 2019-12-30 2020-09-08 21 - Towels and wiping cloths of nonwoven fabric; dispensers for hand towels, toilet tissue, paper tissue, handkerchiefs, wipers, soaps and lotions; disposable gloves for general use; cosmetic and toilet utensils; gloves for household purposes; cleaning tools and washing utensils; boxes of metal for dispensing paper towels; soap dispensers; toilet paper holder; shoe shine cloths Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 002667487 2667487 Registered 1960-10-16 1970-10-16 16 - Cushions or sheets of absorbent tissue paper Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 002125609 002125609 Registered 1958-08-12 1968-08-12 3 - Perfumery and hygiene products, toiletry articles in general Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 824205740 824205740 Registered 2002-01-03 2007-05-29 3 - Pre-moistened or impregnated cleansing tissues or wipes; cosmetic pads, tissues or wipes Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 830510036 830510036 Registered 2010-02-01 2014-01-14 5 - Anti-bacterial hand spray and sanitizers. Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 830577378 830577378 Registered 2010-04-13 2014-01-21 3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent, hand sanitizers Kimberly-Clark Worldwide, Inc. KLEENEX Brazil 910678294 910678294 Registered 2016-02-25 2018-03-20 3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent, hand sanitizers; cosmetic pads, tissues or wipes. Kimberly-Clark Worldwide, Inc. MOD Brazil 930333454 Application 2023-05-05 21 - Non-metallic dispensers (bottles) for soaps and antiseptics Kimberly-Clark Worldwide, Inc. POWER POCKETS Brazil 840564104 840564104 Registered 2013-07-01 2016-04-05 16 - Disposable wipers and towels made of paper Kimberly-Clark Worldwide, Inc. POWER POCKETS Brazil 840564120 840564120 Registered 2013-07-01 2016-04-05 21 - Disposable wipers and towels made of nonwoven material Kimberly-Clark Worldwide, Inc. SCOTT Brazil 822476185 822476185 Registered 2000-07-28 2006-08-01 16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins Kimberly-Clark Worldwide, Inc. SCOTT Brazil 830661760 830661760 Registered 2010-06-30 2013-04-09 3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent Kimberly-Clark Worldwide, Inc. SCOTT Brazil 840807767 840807767 Registered 2014-02-28 2016-10-18 5 - Disinfecting sprays, disinfecting wipes, air fresheners, all for household use Kimberly-Clark Worldwide, Inc. SCOTT Brazil 910662843 910662843 Registered 2016-02-23 2018-03-20 16 - Facial tissue, toilet tissue, paper towels, paper wipers and paper napkins. Kimberly-Clark Worldwide, Inc. SCOTT Brazil 910662754 910662754 Registered 2016-02-23 2018-03-20 3 - Soaps, anti-bacterial gel, anti-bacterial wipes, wipes impregnated with a cleansing agent. Kimberly-Clark Worldwide, Inc. SCOTT Brazil 910662681 910662681 Registered 2016-02-23 2018-03-20 5 - Disinfecting sprays, disinfecting wipes, air fresheners and deodorizers, all for household use Kimberly-Clark Worldwide, Inc. SCOTT BASIC Brazil 930333926 Application 2023-05-05 20 - Non-metallic dispensers for towels and tissues Kimberly-Clark Worldwide, Inc. SCOTT BASIC Brazil 930333675 Applicatoin 2023-05-05 16 - Paper towels Kimberly-Clark Worldwide, Inc. SCOTT CLASSIC Brazil 840595930 840595930 Registered 2013-08-01 2016-06-21 3 - Soaps, anti-bacterial gel not for medical purposes; anti-bacterial wipes and wipes impregnated with a cleansing agent for domestic purposes Kimberly-Clark Worldwide, Inc. SCOTT CLASSIC Brazil 840595905 840595905 Registered 2013-08-01 2016-06-07 16 - Toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT COMPACTO Brazil 901780588 901780588 Registered 2009-07-10 2012-04-10 16 - Toilet tissue, facial tissue, and paper towels Kimberly-Clark Worldwide, Inc. SCOTT CONTROL Brazil 930334000 Applicatoin 2023-05-05 21 - Dispensers for washroom products such as towels, tissues and soaps Kimberly-Clark Worldwide, Inc. SCOTT ESSENTIAL Brazil 910701890 910701890 Registered 2016-03-02 2018-04-03 21 - Dispensers for washroom products such as towels, tissues and soaps Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910661 907910661 Registered 2014-07-01 2016-12-13 21 - Disposable non-woven wipes and floor cleaning pads, brooms, mops and floor cleaning apparatus Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910734 907910734 Registered 2014-07-01 2017-01-31 5 - Disinfectant sprays and disinfecting wipes all for household cleaning purposes Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910351 907910351 Registered 2014-07-01 2017-01-03 3 - Impregnated wipes and liquid soaps for household cleaning Kimberly-Clark Worldwide, Inc. SCOTT FUSION Brazil 907910599 907910599 Registered 2014-07-01 2016-12-13 16 - Disposable wipes and floor cleaning pads for household cleaning Kimberly-Clark Worldwide, Inc. SCOTT GOLD Brazil 825155690 825155690 Registered 2003-01-09 2009-03-24 16 - Absorbent paper tissue products such as facial tissue, toilet tissue, paper towels, paper wipers and paper table napkins. Kimberly-Clark Worldwide, Inc. SCOTT MICRO-TECIDO Brazil 900591978 900591978 Registered 2007-11-05 2010-08-24 16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT PURE Brazil 930198174 Application 2023-04-24 3 - Skin care cleaners, namely, liquid and foam soaps and cleansers Kimberly-Clark Worldwide, Inc. SCOTT RENDEMAX Brazil 830934081 830934081 Registered 2011-04-08 2014-07-29 16 - Facial tissue, toilet tissue, paper towels, paper table napkins Kimberly-Clark Worldwide, Inc. SCOTT RESISTEMAX Brazil To Be Provided Pending 16 - Absorbent paper tissue products, such as facial tissue, toilet tissue, paper towels and paper table napkins, in class 16. Kimberly-Clark Worldwide, Inc. SCOTT SLIMROLL Brazil 903116278 903116278 Registered 2010-11-11 2014-04-15 16 - Toilet tissue, paper wipers, paper towels Kimberly-Clark Worldwide, Inc. SCOTT SLIMROLL Brazil 830784144 830784144 Registered 2010-11-12 2014-05-27 21 - Dispensers for toilet tissue, paper wipers, paper towels Kimberly-Clark Worldwide, Inc. 2/3

Attachment 4 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Mark Name Country Application Number Registration Number Status Filed Date Granted Date Class Description Owner SCOTT SMART Brazil 840595980 840595980 Registered 2013-08-01 2016-06-07 3 - Soaps, anti-bacterial gel not for medical purposes; anti-bacterial wipes and wipes impregnated with a cleansing agent for domestic purposes Kimberly-Clark Worldwide, Inc. SCOTT SMART Brazil 840595948 840595948 Registered 2013-08-01 2016-06-07 16 - Toilet tissue, paper towels, paper wipers, paper table napkins Kimberly-Clark Worldwide, Inc. WYPALL Brazil 819378828 819378828 Registered 1996-08-30 1998-10-06 24 - Textile articles for cleaning. Kimberly-Clark Worldwide, Inc. WYPALL Brazil 822515628 822515628 Registered 2000-08-10 2006-08-01 16 - Disposable wipers and towels made of paper. Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAESPECIALIZADA Brazil 930197720 Application 2023-04-24 3 - Premoistened disposable wipes impregnated with cleaning compounds for commercial and household use Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAESPECIALIZADA Brazil 930197771 Application 2023-04-24 16 - Disposable cellulose wipers Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAESPECIALIZADA Brazil 930197836 Application 2023-04-24 21 - Disposable wipers and towels made of non-woven fabric Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAGERAL Brazil 930197496 Application 2023-04-24 3 - Premoistened disposable wipes impregnated with cleaning compounds for commercial and household use Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAGERAL Brazil 930197526 Application 2023-04-24 16 - Disposable cellulose wipers Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAGERAL Brazil 930197623 Application 2023-04-24 21 - Disposable wipers and towels made of non-woven fabric Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAPESADA Brazil 930197941 Application 2023-04-24 3 - Premoistened disposable wipes impregnated with cleaning compounds for commercial and household use Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAPESADA Brazil 930197968 Application 2023-04-24 16 - Disposable cellulose wipers Kimberly-Clark Worldwide, Inc. WYPALL LIMPEZAPESADA Brazil 930198026 Application 2023-04-24 21 - Disposable wipers and towels made of non-woven fabric Kimberly-Clark Worldwide, Inc. WYPALL PROSCRUB Brazil 924992441 Allowed 2021-11-23 3 - Multi-purpose cleaning preparation with deodorizing properties; pre-moistened disposable wipes impregnated with cleaning compounds for commercial and household use Kimberly-Clark Worldwide, Inc. WYPALL REACH Brazil 922365687 922365687 Registered 2021-03-16 2022-03-08 21 - Non-metallic containers and dispensers for the dispensing of cleaning or wiping materials; Disposable wiping cloth, including in roll form Kimberly-Clark Worldwide, Inc. WYPALL SIMPLIMAX Brazil 918964024 918964024 Registered 2020-01-03 2020-09-08 21 - Disposable wipers and towels made of non-woven fabric. Kimberly-Clark Worldwide, Inc. 3/3

Attachment 5 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Mark Name Country Business Type Application Number egistration Numb Status Filed Date Granted Date Class Description ALFREDO Brazil Family Care 817083928 817083928 Registered 1993-02-03 2014-06-21 3 - Perfumery and hygiene products, and toilet articles in general. ANTI-DAYGING Brazil Family Care 905946901 905946901 Registered 2013-03-06 2016-08-02 16 - tissue ANTI-DAYGING Brazil Family Care 905946812 905946812 Registered 2013-03-06 2016-08-02 3 - moistened wipes BRASIL MAIS VERDE and Design Brazil Family Care 830972633 830972633 Registered 2011-05-20 2014-08-12 16 - TOILETRY PAPER CHIFFON Brazil Family Care 812146620 812146620 Registered 1985-12-27 2010-12-26 16 - paper towels, paper napkins. CHIFFON and Design Uruguay Family Care 444962 444962 Registered 1992-11-26 1993-05-05 16 - Paper Napkins CHIFFON PREMIUM and Design Brazil Family Care 820444510 820444510 Registered 1997-12-26 2015-03-22 16 - PAPER TOWELS CHIFON TERESA Brazil Family Care 824829603 824829603 Registered 2002-09-13 2018-03-11 16 - paper towels COCKTAILS Brazil Family Care 007109946 007109946 Registered 1973-06-20 2010-04-25 16 - paper napkins Daisy Flowers Design Brazil Family Care 821964100 821964100 Registered 1999-08-31 2004-06-08 16 - TOILETRY PAPER DAYGING Argentina Family Care 3280518 2686460 Registered 2013-09-27 2014-10-20 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics. DAYGING Bolivia Family Care 5233-2013 149841-C Registered 2013-09-24 2014-03-12 3 - Cosmetics and skin care products. DAYGING Brazil Family Care 905941381 905941381 Registered 2013-03-05 2016-08-02 3 - Handkerchiefs impregnated with cosmetic lotions; DAYGING Brazil Family Care 905946880 905946880 Registered 2013-03-06 2016-08-02 16 - paper tissues DAYGING Chile Family Care 1075657 1143023 Registered 2013-09-24 2014-11-27 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics DAYGING Colombia Family Care 13223822 491546 Registered 2013-09-20 2014-06-27 3 - Cosmetics and skin care products DAYGING Costa Rica Family Care 2013-008221 234846 Registered 2013-09-23 2014-04-30 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics; cosmetics and skin care products DAYGING ominican Repub Family Care E/2013-27451 208536 Registered 2013-10-01 2013-12-17 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics DAYGING Ecuador Family Care EPI-UIO-PI-SD-2013-48296-R 5895-14 Registered 2013-10-08 2014-06-02 3 - Moist wipes for personal cleansing , lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics DAYGING El Salvador Family Care 20130190014 206 BOOK 230 Registered 2013-09-23 2014-04-10 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics DAYGING Guatemala Family Care 2013-09065 195973 Registered 2013-09-23 2014-04-22 3 - cosmetics and skin care products DAYGING Honduras Family Care 34575/2013 128558 Registered 2013-09-23 2014-04-29 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics DAYGING Nicaragua Family Care 2013-003696 2014106184 LM Registered 2013-09-24 2014-07-22 3 - Cosmetics and skin care products. DAYGING Panama Family Care 226523 226523 Registered 2013-09-26 2013-09-26 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics DAYGING Paraguay Family Care 1343796 411191 Registered 2013-09-25 2015-04-20 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics. DAYGING Peru Family Care 547769-2013/OSD 206417 Registered 2013-09-23 2013-12-26 3 - cosmetics, cosmetic skin care products, moist wipes for personal cleansing, lotions for cosmetic purposes, moisturizers for cosmetic purposes, exfoliants for cosmetic purposes, oil control sheets for cosmetic purposes, cooling and/or refreshing cosmetic products f the skin, hydrating cosmetics DAYGING Uruguay Family Care 448910 448910 Registered 2013-09-23 2014-04-25 3 - Moist wipes for personal cleansing, lotions, moisturizers, exfoliants, oil control sheets, cooling products for the skin, hydrating cosmetics. GRAND HOTEL Brazil Family Care 006893740 006893740 Registered 1973-05-28 2019-04-10 24 - PAPER NAPKINS AND PAPER CLOTHS. GRAND HOTEL Brazil Family Care 006423353 006423353 Registered 1975-04-08 2016-07-25 24 - BED CLOTHING, TABLE, BATHROOM AND KITCHEN. INTERFOLHAS LALEKLA Brazil Family Care 003872491 003872491 Registered 1963-08-23 2018-12-20 24 - BED CLOTHING, TABLE, BATHROOM AND KITCHEN. KLIN Brazil Family Care 730129896 730129896 Registered 1973-07-12 2012-12-14 16 - Facial tissues KLIN Brazil Family Care 823523373 823523373 Registered 2001-01-18 2017-07-10 16 - TOWELS AND PAPER NAPKINS; KLIN BABY Stylized Design Brazil Family Care 824255747 824255747 Registered 2001-12-27 2018-03-11 16 - paper napkins KLIN EXTRATO DE SEDA and Design Brazil Family Care 824580044 824580044 Registered 2002-05-08 2018-03-11 16 - paper tissues KLIN EXTRATO DE SEDA and Flowers Design Brazil Family Care 824580028 824580028 Registered 2002-05-08 2018-03-11 16 - paper napkins LALEKLA Brazil Family Care 006091180 006091180 Registered 1971-01-14 2015-05-25 16 - PAPER AND PAPERBOARD LALEKLA EVOLUTION Stylized Design Brazil Family Care 817630961 817630961 Registered 1993-11-24 2009-10-13 19 - SINKS, SANITARY ARTICLES AND SIMILAR ITEMS. LALEKLA WINNER Brazil Family Care 826857922 826857922 Registered 2004-08-26 2019-07-09 16 - TOILET PAPER. MAXI KLIN Brazil Family Care 824463404 824463404 Registered 2002-03-27 2018-03-11 16 - paper tissues NEVE Brazil Family Care 006954286 006954286 Registered 1972-10-18 2019-07-25 3 - toilet paper NEVE Colombia Family Care 12044885 455386 Registered 2012-03-15 2012-07-31 16 - Facial tissue and toilet tissue NEVE ominican Repub Family Care 2012-7138 195932 Registered 2012-03-22 2012-07-02 16 - Facial tissue and toilet tissue NEVE Jamaica Family Care 60050 60050 Registered 2012-03-16 2012-11-27 16 - Facial tissue and toilet tissue NEVE rinidad and Toba Family Care TT/M/1/44969 44969 Registered 2012-03-01 2013-10-25 16 - Facial tissue and toilet tissue, all of paper NEVE Uruguay Family Care 435176 535092 Registered 2012-04-24 2002-04-24 16 - All goods in class 16. NEVE Uruguay Family Care 439755 439755 Registered 2012-09-20 2013-06-18 16 - All goods in the class 16 (intended to cover toilet tissue). Neve & Design (Premium Comfort) Brazil Family Care 918122600 918122600 Registered 2019-09-03 2020-05-26 16 - Toilet paper. NEVE ACQUA Brazil Family Care 828709092 828709092 Registered 2006-09-15 2009-07-21 16 - Tissues moistened with cosmetic and/or hygienic substances or lotions, without therapeutic purposes, for hygiene and cleaning. NEVE COMPACTO and Design Brazil Family Care 830699538 830699538 Registered 2010-08-11 2014-02-11 16 - toilet paper NEVE DUO and Design Brazil Family Care 901730440 901730440 Registered 2009-06-18 2013-03-05 16 - toilet paper NEVE ESSÊNCIAS SPA and Design Brazil Family Care 915783037 915783037 Registered 2018-08-31 2019-06-11 16 - TOILET PAPER NEVE Gold and Black Pack Design Brazil Family Care 913260800 913260800 Registered 2017-08-22 2018-12-18 3 - wet wipes NEVE MEGA ROLO Brazil Family Care 900750642 900750642 Registered 2008-02-20 2010-07-20 16 - toilet paper NEVE NATURALI Brazil Family Care 829914188 829914188 Registered 2008-08-07 2017-09-26 16 - toilet paper 1/2

Attachment 5 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Mark Name Country Business Type Application Number egistration Numb Status Filed Date Granted Date Class Description NEVE NEUTRA CARE Brazil Family Care 905235657 905235657 Registered 2012-09-04 2016-03-22 16 - toilet paper NEVE NEUTRA CARE and Design Brazil Family Care 905243412 905243412 Registered 2012-09-05 2016-03-22 16 - toilet paper NEVE NEUTRACARE Brazil Family Care 905235819 905235819 Registered 2012-09-04 2016-03-22 16 - toilet paper NEVE PREMIUM COMFORT and Design Brazil Family Care 915783363 915783363 Registered 2018-08-31 2019-06-11 16 - TOILET PAPER NEVE PURO E NATURAL Brazil Family Care 922365881 Published 2021-03-16 16 - Facial tissue made of paper, toilet tissue made of paper, paper towels, paper table napkins NEVE PURO E NATURAL Brazil Family Care 922365946 Published 2021-03-16 16 - Facial tissue made of paper, toilet tissue made of paper, paper towels, paper table napkins NEVE Red and Gold Pack Design Brazil Family Care 913260649 913260649 Registered 2017-08-22 2018-12-18 3 - Wet wipes NEVE Red Pack Design Brazil Family Care 910123527 910123527 Registered 2015-10-14 2018-01-16 3 - wet wipes NEVE Stylized Design Brazil Family Care 913259411 913259411 Registered 2017-08-22 2018-12-18 16 - toilet paper NEVE Stylized Design Brazil Family Care 913259195 913259195 Registered 2017-08-22 2018-12-18 3 - Wet wipes NEVE SUPREME Brazil Family Care 902912445 902912445 Registered 2010-08-31 2014-02-18 16 - toilet paper NEVE SUPREME Black and Gold Pack Design Brazil Family Care 910123489 910123489 Registered 2015-10-14 2018-01-16 16 - toilet paper NEVE SUPREME Black Background Pack Design Brazil Family Care 910123470 910123470 Registered 2015-10-14 2019-04-09 3 - Wet wipes NEVE Supreme Tecnologia Dermacare & Design Brazil Family Care 913260495 913260495 Registered 2017-08-22 2021-05-25 16 - Tissues moistened with cosmetic and/or hygienic substances or lotions, without therapeutic purposes, for hygiene and cleaning. NEVE SUPREME TRADUÇÃO NEVE SUPREMO and Design Brazil Family Care 903415259 903415259 Registered 2011-02-25 2014-11-25 16 - toilet paper NEVE TOQUE DA SEDA & Flower Design Paraguay Family Care 2271542 Published 2022-08-18 16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins NEVE TOQUE DA SEDA & Flower Design Uruguay Family Care 541485 Published 2022-08-19 16 - Facial tissue, toilet tissue, paper towels, paper wipers, paper table napkins NEVE TOQUE DA SEDA and Design Brazil Family Care 910127646 910127646 Application 2015-10-14 16 - toilet paper NEVE Toque da Seda Tecnologia Dermacare & Design Brazil Family Care 913260282 913260282 Registered 2017-08-22 2021-05-25 16 - Tissues moistened with cosmetic and/or hygienic substances or lotions, without therapeutic purposes, for hygiene and cleaning. NEVE ULTRA SOFT SENSITIVE and Design Brazil Family Care 824137671 824137671 Registered 2002-11-05 2020-02-18 16 - toilet paper NICE Brazil Family Care 817434461 817434461 Registered 1993-08-17 2017-09-02 24 - PAPER TOWELS AND NAPKINS NICE Brazil Family Care 007032978 007032978 Registered 1972-12-28 2009-12-10 16 - toilet paper NICE Brazil Family Care 817434470 817434470 Registered 1993-08-17 2017-09-02 25 - paper tissues NICE NEUTRO COM EXTRATO DE ALGODÃO and Design Brazil Family Care 824099001 824099001 Registered 2001-10-08 2018-03-11 16 - Toilet paper. SMART Brazil Family Care 819882992 819882992 Registered 1997-04-11 2012-05-21 11 - SANITARY PARTS SMART Brazil Family Care 819883000 819883000 Registered 1997-04-11 2012-05-21 21 - DUST CLEANER, CLEANING, PAPER DISHES, KITCHEN CONTAINERS, SOAP DISPENSERS, SAUCERS, PAPER TOWELS, KITCHEN UTENSILS SMARTASK Brazil Family Care 819904260 819904260 Registered 1997-04-30 2019-11-23 24 - WOVEN FABRICS IN GENERAL; BED, TABLE, BATH AND KITCHEN LINEN. WIPEX Brazil Family Care 819904228 819904228 Registered 1997-04-30 2009-11-23 24 - WOVEN FABRICS IN GENERAL; BED, TABLE, BATH AND KITCHEN LINEN. 2/2

Attachment 6 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Patent Application Title Patent Reference Country Status Priority Date Application Number Grant Date Patent No. Patent-Design Type ENZYMATIC TREATMENT OF PULP TO INCREASE STRENGTH 14046.1 Brazil Granted 2002-04-30 PI0211930-7 2013-06-11 PI0211930-7 Utility Patent MULTI-PLY PAPER SHEET WITH HIGH ABSORBENT CAPACITY AND RATE 17018 Brazil Granted 2003-05-06 PI0312567-0 2017-03-21 PI0312567-0 Utility Patent SURFACE PATTERN FOR SHEET GOODS 17411 Brazil Granted 2002-04-03 DI6202462-0 2003-02-04 DI6202462-0 Design DISPOSABLE SCRUBBING PRODUCT 17853A Brazil Granted 2003-09-08 PI0310117-7 2012-06-26 PI0310117-7 Utility Patent NONWOVEN WEBS HAVING REDUCED LINT AND SLOUGH 19014 Brazil Granted 2003-12-30 PI0405752-0 2016-11-22 PI0405752-0 Utility Patent TISSUE WITH EMBOSSED PUPPY DESIGN 19097 Brazil Granted DI-63000619 2003-05-27 63000619-7 Design COMPOSITE STRUCTURES CONTAINING TISSUE WEBS AND OTHER NONWOVENS 19258 Brazil Application 2004-07-12 PI0418013-5 Utility Patent HYDROPHILIC FIBERS CONTAINING SUBSTANTIVE POLYSILOXANES AND TISSUE PRODUCTS MADE THEREFROM 19356 Brazil Granted 2003-12-19 PI 0405294-3 2017-08-29 PI0405294.3 Utility Patent ULTRASONICALLY LAMINATED MULTI-PLY FABRICS 19477 Brazil Granted 2004-06-10 PI0417960-9 2015-05-19 PI0417960-9 Utility Patent EMBOSSING ORNAMENTAL PATTERN (ELEPHANT) 19618 Brazil Granted 2003-07-31 200400043 2004-05-11 6400271-3 Design STORING AND DISPENSING CONTAINER FOR PRODUCT 19670 Brazil Granted 2004-02-25 PI0412330-1 2015-12-29 PI0412330-1 Utility Patent DISPOSABLE FOOD PREPARATION MATS, CUTTING SHEETS, PLACEMATS, AND THE LIKE 19910 Brazil Granted 2004-10-29 PI0516068-5 2016-06-21 PI0516068-5 Utility Patent EMBOSSING ROLL AND EMBOSSED SUBSTRATE 19927 Brazil Granted 2003-12-30 PI0405601-9 2015-11-24 PI0405601-9 Utility Patent COMPOSITE CLEANING PRODUCTS HAVING SHAPE RESILIENT LAYER 20025 Brazil Application 2004-12-22 PI0517864-9 Utility Patent METHOD AND SYSTEM FOR PRODUCING WET-PRESSED, MOLDED TISSUE PRODUCTS 20115 Brazil Granted 2004-12-21 PI0519758-9 2016-06-28 PI0519758-9 Utility Patent ABRADED NONWOVEN COMPOSITE FABRICS 20118 Brazil Granted 2004-06-18 PI0418014-3 2015-01-21 PI0418014-3 Utility Patent SOFT AND BULKY COMPOSITE FABRICS 20147 Brazil Granted 2004-06-10 PI0418001-1 2016-10-04 PI0418001-1 Utility Patent MULTIPLE PLY TISSUE PRODUCTS HAVING ENHANCED INTERPLY LIQUID CAPACITY 20419 Brazil Granted 2004-12-22 PI0519228-5 2016-12-13 PI0519228-5 Utility Patent DISPENSER FOR ROLLED SHEET MATERIAL 20534 Brazil Application 2004-06-30 MU8503603-0 Utility Model TISSUE PRODUCTS TREATED WITH A POLYSILOXANE CONTAINING SOFTENING COMPOSITION THAT ARE WETTABLE AND HAVE A LOTIONY-SOFT HANDFEEL 20654 Brazil Granted 2004-12-22 PI0519756-2 2015-12-29 PI0519756-2 Utility Patent HANDS-FREE ELECTRONIC TOWEL DISPENSER 20847 Brazil Granted 2004-12-01 PI0517516-0 2016-08-23 PI0517516-0 Utility Patent EMBOSSED NONWOVEN FABRIC 21117 Brazil Granted 2004-12-14 PI0516613-6 2020-08-11 PI0516613-6 Utility Patent SUBSTRATE DISPENSER 21310 Brazil Granted 2005-03-01 DI6503281-0 2006-03-14 DI6503281-0 Design Apparatus and Method for Breaking a Web 64034577BR12 Brazil Granted 2007-04-30 PI0809886-7 2019-11-19 PI0809886-7 Utility Patent ENDLESS BELT CHANGING APPARATUS AND METHOD 64042396BR05 Brazil Application 2013-11-05 BR 11 2016 009182-5 Utility Patent Variable Sheet-Length Perforation Or Cutting System 64043967BR04 Brazil Granted 2006-08-03 PI07150776 2019-03-19 PI 0715077-6 Utility Patent DRY WIPER WITH ENCAPSULATED AGENT FOR SURFACE CLEANING 64044617BR04 Brazil Application 2005-09-29 PI0615197-3 Utility Patent Wet Mop With Multi-Layer Substrate 64047014BR03 Brazil Granted 2006-07-18 PI0714023-1 2019-02-19 PI 0714023-1 Utility Patent REWINDER WEB CHOP WITH EARLY DETECTION AND WEB DIVERSION TO ELIMINATE EQUIPMENT DAMAGE 64047323BR04 Brazil Application 2005-08-31 PI0615385-2 Utility Patent WIPER FOR USE WITH DISINFECTANTS 64048021BR04 Brazil Granted 2005-12-15 PI0619035-9 2018-05-08 PI0619035-9 Utility Patent Container With An In-Mold Label 64048164BR04 Brazil Granted 2006-11-20 PI0719028-0 2018-05-08 PI0719028-0 Utility Patent MANUFACTURING PROCESS FOR COMBINING A LAYER OF PULP FIBERS WITH ANOTHER SUBSTRATE 64048367BR03 Brazil Granted 2005-09-26 PI0616739-0 2016-11-16 PI0616739-0 Utility Patent Container For Holding A Stack Of Premoistened Wipes 64048938BR04 Brazil Granted 2006-08-31 PI0716177-8 2018-12-18 PI 0716177-8 Utility Patent Multiple Mode Headbox 64049802BR04 Brazil Granted 2006-10-20 PI0717602-3 2017-04-11 PI0717602-3 Utility Patent System and Method For Dissipating Static Electricity In An Electronic Sheet Material Dispenser 64103230BR04 Brazil Granted 2006-10-30 PI0717391-1 2018-11-21 PI 0717391-1 Utility Patent Dispenser For Sheet Material 64122268BR05 Brazil Granted 2007-05-24 PI0810325-9 2018-09-10 PI0810325-9 Utility Patent Process and System for Aligning Printed Images with Perforated Sheets 64122752BR05 Brazil Granted 2007-04-27 PI0809723-2 2019-07-09 PI0809723-2 Utility Patent Asynchronous Control of Machine Motion 64126342BR04 Brazil Granted 2010-03-30 BR 11 2012 024976-2 2021-05-18 BR 11 2012 024976-2 Utility Patent Product with Embossments having a Decreasing Line Weight 64128503BR04 Brazil Granted 2007-12-14 PI0819381-9 2020-11-10 PI0819381-9 Utility Patent Center/Surface Rewinder and Winder 64352538BR03 Brazil Granted 2010-03-30 BR 11 2012 024974-6 2021-04-20 BR 11 2012 024974-6 Utility Patent Coreless Tissue Rolls and Method of Making the Same 64366891BR04 Brazil Granted 2009-10-06 BR 11 2012 007805 4 2021-03-16 BR112012007805-4 Utility Patent Counter-Mounted Viscous Liquid Dispenser and Mounting System 64368760BR04 Brazil Granted 2007-12-31 PI0819561-7 2019-11-05 PI0819561-7 Utility Patent Rolls Of Material Providing One-Handed Dispensing Of Sheets Of Pre-Determined Length 64384710BR09 Brazil Granted 2007-12-13 PI0818982-0 2018-05-08 PI0818982-0 Utility Patent Self-Indicating Wipe for Removing Bacteria from a Surface 64384712BR04 Brazil Granted 2007-12-13 PI0819423-8 2019-07-02 PI0819423-8 Utility Patent ELECTRO-MANUAL DISPENSER 64384844BR04 Brazil Granted 2007-12-03 PI0818945-5 2021-01-12 PI0818945-5 Utility Patent Tissue Products Having A Cooling Sensation When Contacted With Skin 64393321BR04 Brazil Granted 2008-05-30 PI0909555-1 2019-08-06 PI0909555-1 Utility Patent Moisturizing Hand Sanitizer 64400814BR05 Brazil Application 2008-03-07 PI0906082-0 Utility Patent Anti Drip Fluid Dispenser 64408755BR04 Brazil Granted 2008-12-08 PI0916077-9 2019-04-09 PI0916077-9 Utility Patent Method For Perforating Tissue Sheets 64471623BR04 Brazil Granted 2008-12-29 PI0918940-8 2019-10-08 PI0918940-8 Utility Patent Slanted Sheet Dispenser 64475664BR05 Brazil Granted 2008-03-19 PI0906191-6 2018-12-18 PI0906191-6 Utility Patent Coreless Tissue Rolls 64476316BR03 Brazil Granted 2009-10-27 BR 11 2012 009793 8 2019-10-01 BR112012009793-8 Utility Patent ANTI-VIRAL TISSUE PRODUCT WITH VISUAL EFFICACY INDICATOR 64500792BR06 Brazil Granted 2009-12-31 BR 11 2012 015871 6 2019-11-19 BR112012015871-6 Utility Patent Toilet Paper Roll Having Angled Sides 64501063BR05 Brazil Granted 2009-03-27 PI1006660-8 2019-05-07 PI1006660-8 Utility Patent Sealed Metered Coating Apparatus 64515101BR03 Brazil Granted 2010-11-11 BR 11 2013 011034-1 2020-11-17 BR112013011034-1 Utility Patent HIGH BULK TISSUE COMPRISING EXPANDABLE MICROSPHERES 64520090BR04 Brazil Granted 2012-07-31 BR 11 2015 001920-0 2021-05-25 BR 11 2015 001920-0 Utility Patent Winder Registration and Inspection System 64529587BR03 Brazil Granted 2010-03-30 BR 11 2012 024975-4 2021-08-17 BR 11 2012 024975-4 Utility Patent Mounting Bracket and Wall Mountable Material Dispensing System 64532606BR05 Brazil Granted 2009-07-30 BR 11 2012 001145 6 2019-10-15 BR112012001145-6 Utility Patent Fluid Dispenser 64644878BR04 Brazil Granted 2009-12-01 BR 11 2012 011936 2 2021-03-16 BR112012011936-2 Utility Patent Wet Wipe Dispenser with Improved Arc-Shaped Dispensing Partition 64647651BR04 Brazil Granted 2010-12-22 BR 11 2013 015420-9 2020-05-26 BR112013015420-9 Utility Patent Tissue Products Containing Microalgae Materials 64655086BR05 Brazil Granted 2010-06-11 BR 11 2012 030321-0 2020-09-29 BR112012030321-0 Utility Patent Single-Ply Dispersible Wet Wipes with Enhanced Dispersibility 64656054BR04 Brazil Granted 2010-06-01 BR 11 2012 029786 4 2019-12-31 BR112012029786-4 Utility Patent Arrangement Applied to a Recipient of Facial Tissue Dispenser 64658548BR01 Brazil Granted 2002-04-02 DI 6101475-3 Design Arrangement Applied to a Recipient of Facial Tissue Dispenser 64658553BR01 Brazil Granted 2003-04-08 DI 6102986-6 Design Configuration Applied to a Cap for a Facial Tissue Dispenser 64658612BR01 Brazil Granted 2002-11-12 DI 6102987-4 Design Compressible Tissue Carton 64660249BR04 Brazil Granted 2010-11-22 BR 11 2013 011295-6 2020-09-24 BR112013011295-6 Utility Patent Bacteriostatic Tissue Product 64672894BR04 Brazil Application 2010-12-28 BR 11 2013 016342-9 Utility Patent Creped Tissue Product with Enhanced Retention Capacity 64672967BR04 Brazil Granted 2010-12-28 BR 11 2013 016338-0 2020-11-17 BR112013016338 -0 Utility Patent Soft Tissue Product Comprising Cotton 64673603BR04 Brazil Application 2011-09-21 BR 11 2014 005809-1 Utility Patent Wet Wipe Dispenser 64676349BR04 Brazil Granted 2010-08-30 DI7100659-1 2012-02-22 DI7100659-1 Design Dispenser With a Wide Lid-Activation Button Having a Stabilizing Rib 64676349BR09 Brazil Granted 2010-08-30 BR 11 2013 004409-8 2020-05-26 BR112013004409-8 Utility Patent Method and Apparatus for Winding Webbed Material with Mandrel Position Control 64683981BR03 Brazil Granted 2011-12-16 BR 11 2014 014192-4 2020-10-27 BR112014014192-4 Utility Patent Tissue Products Having a High Degree of Cross Machine Direction Stretch 64687347BR05 Brazil Granted 2011-09-21 BR 11 2014 006039-8 2021-03-30 BR112014006039-8 Utility Patent Method and Apparatus for Breaking a Web Using a Cut-off Assembly 64759939BR03 Brazil Granted 2011-07-15 BR112014000967-8 2021-02-02 BR112014000967-8 Utility Patent Simultaneous Winding of Tissue Webs 64767370BR03 Brazil Granted 2011-09-20 BR 11 2014 005574-2 2021-01-19 BR112014005574-2 Utility Patent Soft Creped Tissue 64767780BR05 Brazil Granted 2011-04-08 BR 11 2013 025075-5 2021-01-26 BR112013025075-5 Utility Patent Folded Sheet Dispenser With Overfill Prevention Device 64768259BR04 Brazil Granted 2011-10-17 BR 11 2014 008383-5 2021-01-19 BR112014008383-5 Utility Patent Hygiene Product Caddy 64778502BR05 Brazil Granted 2011-08-15 BR 30 2012 000659-7 2014-09-02 BR 30 2012 000659-7 Design Hygiene Product Caddy 64778502BR10 Brazil Granted 2011-08-15 BR 30 2012 000657-0 2014-08-19 BR 30 2012 000657-0 Design Hygiene Product Caddy 64778502BR15 Brazil Granted 2011-08-15 BR 30 2012 000656-2 2014-06-10 BR 30 2012 000656-2 Design FOAMING FORMULATIONS INCLUDING SILICONE POLYESTERS 64785288BR06 Brazil Granted 2012-04-30 BR 11 2014 026091-5 2019-12-31 BR112014026091-5 Utility Patent 1/3

Attachment 6 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Patent Application Title Patent Reference Country Status Priority Date Application Number Grant Date Patent No. Patent-Design Type Tissue Sheets Having Enhanced Cross-Direction Properties 64796703BR04 Brazil Granted 2011-12-22 BR 11 2014 015393-0 2021-02-02 BR112014015393-0 Utility Patent Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser 64797252BR08 Brazil Granted 2011-12-19 BR 30 2012 002950-3 2015-12-29 BR 30 2012 002950-3 Design Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser 64797252BR14 Brazil Granted 2011-12-19 BR 30 2012 002951 1 2015-10-06 BR302012002951-1 Design Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser 64797252BR20 Brazil Granted 2011-12-19 BR 30 2012 002942 2 2017-02-21 BR 30 2012 002942-2 Design Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser 64797252BR26 Brazil Granted 2011-12-19 BR 30 2012 002943-0 2015-12-29 BR 30 2012 002943-0 Design Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser 64797252BR32 Brazil Granted 2011-12-19 BR 30 2012 002944-9 2014-10-14 BR 30 2012 002944-9 Design Dispensesr Window for a Front Wall of a Paper Product or Viscous Liquid Dispenser 64797252BR39 Brazil Granted 2011-12-19 BR 30 2012 002945-7 2014-10-14 BR 30 2012 002945-7 Design Personal Care Cleaning Article 64799438BR06 Brazil Application 2012-10-05 BR 11 2015 007302-6 Utility Patent Make-up Removal Wipe 64800110BR07 Brazil Granted 2012-02-08 BR 11 2014 019329-0 2021-06-29 BR 11 2014 019329-0 Utility Patent Folded Towel Dispenser 64807738BR04 Brazil Granted 2012-04-12 BR 30 2012 005294 7 2016-02-02 BR 30 2012 005294-7 Design Rolled Tissue Dispenser 64807738BR08 Brazil Granted 2012-04-12 BR 30 2012 005293-9 2014-10-29 BR 30 2012 005293-9 Design Folded Tissue Dispenser 64807738BR12 Brazil Granted 2012-04-12 BR 30 2012 005292-0 2014-10-29 BR 30 2012 005292-0 Design High Bulk Tissue Sheets and Products 64810106BR05 Brazil Application 2012-02-07 BR 11 2014 019325-8 Utility Patent TWO SIDED MULTI-PLY TISSUE PRODUCT 64810302BR03 Brazil Application 2014-01-24 BR 11 2016 015886-5 Utility Patent FOAMING FORMULATIONS AND CLEANSING PRODUCTS INCLUDING SILICONE POLYESTERS 64810562BR04 Brazil Granted 2012-04-30 BR 11 2014 025928-3 2019-12-31 BR112014025928-3 Utility Patent Tissue Comprising Macroalgae 64810615BR05 Brazil Granted 2012-05-25 BR 11 2014 028544-6 2021-05-25 BR 11 2014 028544-6 Utility Patent A Container 64817872BR03 Brazil Granted 2012-05-04 BR 30 2012 005295-5 2016-02-02 BR 30 2012 005295-5 Design SMOOTH AND BULKY TISSUE 64885862BR07 Brazil Granted 2012-11-30 BR 11 2015 011279-0 2021-02-02 BR112015011279-0 Utility Patent SMOOTH AND BULKY TISSUE 64885862BR13 Brazil Granted 2012-11-30 BR 11 2015 011270-6 2020-12-08 BR112015011270-6 Utility Patent Hygiene Products Tray 64886830BR03 Brazil Granted 2012-10-08 BR 30 2013 001413-4 2014-11-18 BR 30 2013 001413-4 Design PROCESS AND APPARATUS FOR EMBOSSING TISSUE PLIES 64898990BR07 Brazil Granted 2014-06-05 BR 11 2016 024736-1 2022-03-03 BR 11 2016 024736-1 Utility Patent Wipes Dispenser 64899746BR03 Brazil Granted 2013-04-15 BR 30 2013 005284-2 2015-01-21 BR 30 2013 005284-2 Design DISPENSING CONTAINER HAVING FLEXIBLE DISPENSING PARTITION 64900499BR03 Brazil Application 2014-03-31 BR 11 2016 021575-3 Utility Patent DIAMETER MEASUREMENT OF A ROLL OF MATERIAL IN A WINDING SYSTEM 64902620BR03 Brazil Granted 2013-07-30 BR 11 2016 001274-7 2021-05-04 BR112016001274-7 Utility Patent WATERTIGHT CLOSURE SYSTEM 64903821BR04 Brazil Application 2013-02-21 BR 11 2015 018124-4 Utility Patent REFILLABLE CONTAINER 64903828BR04 Brazil Granted 2013-02-21 BR 11 2015 018921-0 2021-01-19 BR112015018921-0 Utility Patent WIPING SUBSTRATE DISPENSER 64903870BR03 Brazil Application 2013-02-21 BR 30 2013 003597-2 Design WIPING SUBSTRATE DISPENSER 64903882BR03 Brazil Application 2013-02-21 BR 30 2013 003598-0 Design SMOOTH BULKY TISSUE 64904507BR04 Brazil Granted 2013-08-28 BR 11 2016 003101-6 2022-03-08 BR 11 2016 003101-6 Utility Patent SMOOTH BULKY TISSUE 64904507BR15 Brazil Application 2013-08-28 12 2021 023253 9 Utility Patent Package for Different Single-Use Articles 64915584BR03 Brazil Granted 2013-03-12 BR 30 2013 004586-2 2016-01-05 BR 30 2013 004586-2 Design Embossing Pattern for Wiping Substrate 64917186BR03 Brazil Granted 2013-06-13 BR 30 2013 006053-5 2016-04-19 BR 30 2013 006053-5 Design RESEALABLE AND REFILLABLE WIPES DISPENSER 64917537BR04 Brazil Application 2013-06-13 BR 11 2015 030937-2 Utility Patent Active Center Pivot Device for Controlling Sheet Tension and Methods of Using Same 64920199BR03 Brazil Application 2013-10-15 BR 11 2016 007973-6 Utility Patent COSMETIC PAD HAVING SURFACE PATTERNS 64921711BR03 Brazil Application BR 30 2013 002036 3 Design METHOD OF MAKING A DISPERSIBLE MOIST WIPE 64925521BR06 Brazil Application 2013-10-31 BR 11 2016 009198-1 Utility Patent DISPERSIBLE MOIST WIPE 64925521BR13 Brazil Application 2013-10-31 BR 11 2016 009413-1 Utility Patent DURABLE CREPED TISSUE 64927738BR05 Brazil Application 2013-10-31 BR 11 2016 009521-9 Utility Patent Perforation Blade For Perforating Tissue Products 64934088BR03 Brazil Application 2014-04-16 BR 11 2016 021275-4 Utility Patent SMOOTH AND BULKY TOWEL 64936800BR04 Brazil Granted 2013-11-27 BR 11 2016 011359-4 2021-06-01 BR 11 2016 011359-4 Utility Patent Manual Spray Soap Dispenser 64937219BR04 Brazil Granted 2014-04-14 BR 30 2014 005155-5 2016-05-10 BR 30 2014 005155-5 Design Manual Foam Soap Dispenser 64937219BR08 Brazil Granted 2014-04-14 BR 30 2014 005156-3 2016-05-10 BR 30 2014 005156-3 Design CREPED PREBIOTIC TISSUE 64941833BR04 Brazil Application 2014-09-30 BR 11 2017 004118-9 Utility Patent Sheet Material Dispenser 64942757BR02 Brazil Application 2014-01-20 BR 10 2015 001282-9 Utility Patent SOFT, STRONG AND BULKY TISSUE 64943242BR03 Brazil Application 2015-02-27 BR112017016894-4 Utility Patent Short Strain Cutoff Device 64948223BR03 Brazil Granted 2014-10-10 BR 11 2017 005635-6 2021-08-17 BR 11 2017 005635-6 Utility Patent Cube Dispenser for Folded Towels 64951283BR03 Brazil Granted 2014-06-05 BR 30 2014 006086-4 2016-05-31 BR 30 2014 006086-4 Design Dispenser System for Aerosol and Non-Aerosol Products 64952345BR03 Brazil Granted 2014-05-02 BR 11 2016 023897-4 2020-09-24 BR112016023897-4 Utility Patent SOFT TISSUE COMPRISING NON-WOOD FIBERS 64965228BR04 Brazil Application 2015-05-29 BR112017023229-4 Utility Patent HIGHLY DURABLE TOWEL COMPRISING NON-WOOD FIBERS 64965228BR11 Brazil Granted 2015-05-29 BR112017024038-6 2022-02-01 BR112017024038-6 Utility Patent TISSUE PRODUCTS COMPRISING HIGH CARBOHYDRATE CONTENT FILLERS 64967536BR03 Brazil Application 2015-04-30 BR112017021342-7 Utility Patent EASY OPEN PACKAGE 64967983BR04 Brazil Application 2015-01-28 BR112017015117-0 Utility Patent ODOR CONTROL DISPENSER 64968458BR12 Brazil Granted 2014-09-12 BR 30 2015 001141-6 2016-06-21 BR 30 2015 001141-6 Design SWIRL EMBOSSING PATTERN FOR A NONWOVEN WEB MATERIAL 64969308BR03 Brazil Granted 2014-09-29 BR 30 2015 001449-0 2017-04-18 BR 30 2015 001449-0 Design Droplets Embossing Pattern for a Nonwoven Web Material 64969315BR03 Brazil Granted 2014-09-30 BR 30 2015 001448-2 2017-04-18 BR 30 2015 001448-2 Design DOTTED CIRCLES EMBOSSING PATTERN FOR A NONWOVEN WEB MATERIAL 64969689BR04 Brazil Granted 2014-09-30 BR 30 2015 001447-4 2017-04-18 BR 30 2015 001447-4 Design Label 64970183BR05 Brazil Application 2014-12-10 BR 30 2015 002741-0 Design FILAMENT WINDING APPARATUS 64973777BR04 Brazil Application 2015-07-31 BR112018000544-4 Utility Patent A SOFT HIGH BASIS WEIGHT TISSUE 64974129BR03 Brazil Application 2015-03-20 BR112017017435-9 Utility Patent DISPENSER FOR QUARTER-FOLDED WIPERS 64974950BR03 Brazil Granted 2015-02-25 BR 30 2015 003971-0 2017-04-25 BR 30 2015 003971-0 Design SOFT CREPED TISSUE 64977563BR06 Brazil Application 2015-04-30 BR112017021831-3 Utility Patent TEXTURE SUBTRACTIVE PATTERNING 64977604BR16 Brazil Application 2016-05-09 BR112018072620-6 Utility Patent PATTERNED TISSUE PRODUCT 64977604BR21 Brazil Application 2016-05-09 BR112018071897-1 Utility Patent Slim Roll Dispenser 64978408BR04 Brazil Granted 2015-06-30 BR 30 2015 005987 7 2017-05-23 BR 30 2015 005987-7 Design MFT dispenser 64978415BR04 Brazil Granted 2015-06-30 BR 30 2015 005993 1 2017-05-23 BR 30 2015 005993-1 Design Jumbo Roll Dispenser 64978588BR03 Brazil Granted 2015-08-27 BR 30 2016 000797-7 2017-06-06 BR 30 2016 000797-7 Design CLEANING PRODUCT WITH LOW LINT AND HIGH FLUID ABSORBENCY AND RELEASE PROPERTIES 64978811BR03 Brazil Application 2016-04-04 BR112018070149-1 Utility Patent SURFACE PATTERN FOR A PAPER PRODUCT 64978983BR09 Brazil Granted 2015-05-15 BR 30 2015 005200-7 2017-05-09 BR 30 2015 005200-7 Design SURFACE PATTERN FOR A PAPER PRODUCT 64978983BR18 Brazil Application 2015-05-15 BR 30 2015 005197-3 Design SURFACE PATTERN FOR A PAPER PRODUCT 64978983BR27 Brazil Granted 2015-05-15 BR 30 2015 005210-4 2017-05-09 BR 30 2015 005210-4 Design SURFACE PATTERN FOR A PAPER PRODUCT 64978983BR36 Brazil Granted 2015-05-15 BR 30 2015 005211-2 2017-05-09 BR 30 2015 005211-2 Design SURFACE PATTERN FOR A PAPER PRODUCT 64978983BR45 Brazil Granted 2015-05-15 BR 30 2015 005214-7 2017-07-25 BR 30 2015 005214-7 Design SURFACE PATTERN FOR A PAPER PRODUCT 64978983BR54 Brazil Application 2015-09-25 BR 30 2016 001228-8 Design Tissue Dispenser 64986089BR03 Brazil Application 2015-08-13 BR 30 2016 000537-0 Design PAPER TISSUE WITH HIGH BULK AND LOW LINT 64987467BR04 Brazil Application 2015-11-03 BR112018007748-8 Utility Patent SOFT TISSUE COMPRISING SYNTHETIC FIBERS 64988179BR04 Brazil Application 2016-09-29 BR112019004489-2 Utility Patent PAPER PRODUCT DISPENSER 64989750BR03 Brazil Granted 2015-10-16 BR 30 2016 001585-6 2018-03-06 BR302016001585-6 Design ELECTRONIC LIQUID DISPENSER 65010234BR03 Brazil Application 2016-10-31 BR112019007415-5 Utility Patent TISSUE PAPER WITH EMBOSSING PATTERN 65011727BR04 Brazil Granted 2016-08-23 BR 30 2017 000831-3 2018-05-02 BR302017000831-3 Design TISSUE COMPRISING A SOFTENING COMPOSITION 65012044BR04 Brazil Application 2016-03-24 BR112018067997-6 Utility Patent SHEET MATERIAL DISPENSER 65013045BR03 Brazil Application 2016-04-29 BR 30 2016 004948-3 Design HIGH STRENGTH AND LOW STIFFNESS AGAVE TISSUE 65014319BR04 Brazil Application 2016-10-27 BR112019008152-6 Utility Patent LAYERED TISSUE COMPRISING NON-WOOD FIBERS 65015088BR03 Brazil Application 2017-02-22 BR112019014276-2 Utility Patent 2/3

Attachment 6 Content prepared by the Company and presented for informational purposes. No due diligence procedures have been conducted on the information contained in this attachment. Patent Application Title Patent Reference Country Status Priority Date Application Number Grant Date Patent No. Patent-Design Type Oil Absorbent Wiping Product 65020445BR03 Brazil Application 2015-12-01 BR112018009724-1 Utility Patent LAMINATED PAPERMAKING BELT 65021460BR05 Brazil Application 2017-07-31 BR112020001608-0 Utility Patent SOFT TISSUE COMPRISING SYNTHETIC FIBERS 65021708BR04 Brazil Application 2017-02-22 BR112019014907-4 Utility Patent TAILORED HEMICELLULOSE IN NON-WOOD FIBERS FOR TISSUE PRODUCTS 65021759BR04 Brazil Application 2017-04-28 BR112019021492-5 Utility Patent WIPER SUBSTRATE 65022718BR03 Brazil Granted 2016-09-15 BR 30 2017 001186-1 2018-04-24 BR302017001186-1 Design WIPER SUBSTRATE 65022718BR06 Brazil Granted 2016-10-04 BR 30 2017 001478-0 2018-04-17 BR302017001478-0 Design SEWN STACK OF ABSORBENT SHEETS 65028113BR05 Brazil Application 2017-05-24 BR112019023525-6 Utility Patent SEWN AND PERFORATED STACK OF ABSORBENT SHEETS 65028113BR12 Brazil Application 2017-05-24 BR112019023522-1 Utility Patent HIGH THROUGHPUT BANDSAW 65029346BR04 Brazil Application 2017-12-27 BR112020009501-0 Utility Patent SEMI-RIGID TISSUE PACKAGE 65029963BR03 Brazil Application 2017-07-28 BR112020001009-0 Utility Patent Non-woven Material 65030038BR04 Brazil Granted 2017-04-07 BR302017004500-6 2018-03-06 BR302017004500-6 Design PAPER PRODUCT DISPENSER 65030038BR11 Brazil Granted 2017-05-08 BR302017005021-2 2018-03-20 BR302017005021-2 Design PROCESS FOR MAKING A MULTI-PLY DISPERSIBLE WIPE 65030354BR03 Brazil Application 2017-12-20 BR112020008993-1 Utility Patent CLEANSING ARTICLE HAVING PRINTED TEXTURE 65033052BR05 Brazil Application 2016-09-30 BR112019004579-1 Utility Patent EMBOSSED WIPE 65040258BR03 Brazil Granted 2018-01-29 BR302018003272-1 2018-09-18 BR302018003272-1 Design PAPER PRODUCT DISPENSER 65042376BR03 Brazil Granted 2017-05-12 BR302017005106-5 2018-04-05 BR302017005106-5 Design CONTAINER HAVING A PUSH-BUTTON ACTIVATED, POP-OPEN LID 65044412BR03 Brazil Application 2017-08-31 BR112020003460-6 Utility Patent SOFT TEXTURED TISSUE 65044965BR03 Brazil Application 2017-11-30 BR112020007838-7 Utility Patent DUAL END-CAP BUNDLE OF STACKED CONSUMER PRODUCTS 65046841BR04 Brazil Application 2017-11-30 BR112020007844-1 Utility Patent DISPENSER 65048775BR03 Brazil Application 2017-09-27 BR112020004024-0 Utility Patent ORNAMENTAL DESIGN FOR A WIPING ARTICLE 65049509BR03 Brazil Granted 2018-02-28 BR302018002503-2 2019-01-02 BR302018002503-2 Design MULTI-PLY TISSUE PRODUCT PRODUCED FROM A SINGLE PLY TISSUE WEB 65051352BR03 Brazil Application 2018-04-27 BR112020021095-1 Utility Patent RECLOSABLE CARTON AND BLANK THEREFOR 65051748BR03 Brazil Application 2018-08-30 BR112021003233-9 Utility Patent CLEANING PRODUCT DISPENSER 65056030BR03 Brazil Granted 2019-08-06 BR 30 2020 000041 2 2020-02-18 BR302020000041-2 Design CLEANING WIPE 65057830BR03 Brazil Granted 2018-03-19 BR302018053985-0 2019-10-08 BR302018053985-0 Design LID ASSEMBLY HAVING A CURVILINEAR SPRING ACTIVATED, POP-OPEN LID, AND CONTAINER HAVING SAME 65058501BR04 Brazil Application 2018-06-29 BR112020026078-9 Utility Patent LID ASSEMBLY WITH PUSH-BUTTON 65058877BR08 Brazil Granted 2018-06-29 BR302018056000-0 2019-10-22 BR302018056000-0 Design EMBOSSED MULTI-PLY TISSUE PRODUCTS 65059300BR03 Brazil Application 2018-10-31 BR112021007250-0 Utility Patent CREPED SINGLE PLY TISSUE 65061144BR05 Brazil Application 2019-03-29 BR112021018164-4 Utility Patent ORNAMENTAL DESIGN FOR AN EMBOSSING ROLL 65061557BR03 Brazil Application 2018-07-24 BR302019000297-3 Design PATTERNED TISSUE PRODUCT 65061557BR04 Brazil Granted 2018-07-24 BR302019000298-1 2019-07-16 BR302019000298-1 Design SHEET PRODUCT DISPENSER 65062675BR03 Brazil Application 2018-10-31 BR112021007080-0 Utility Patent DURABLE AND DISPERSIBLE CREPED SINGLE PLY TISSUE 65062798BR04 Brazil Application 2019-03-29 BR112021018329-9 Utility Patent ROLLED PRODUCTS FOR ONE HANDED DISPENSING 65064103BR03 Brazil Application 2018-12-31 BR112021011543-9 Utility Patent PACKAGE 65064783BR03 Brazil Granted 2018-09-14 BR 30 2019 000754 1 2019-10-15 BR302019000754-1 Design ABSORBENT SHEET 65064811BR03 Brazil Granted 2019-01-14 BR302019002485-3 2019-11-12 BR302019002485-3 Design EMBOSSED MULTI-PLY TISSUE PRODUCT 65066106BR04 Brazil Application 2018-09-28 BR112021004430-2 Utility Patent LAYERED TISSUE COMPRISING LONG, HIGH-COURSENESS WOOD PULP FIBERS 65066563BR04 Brazil Application 2019-01-18 BR112021013426-3 Utility Patent TISSUE PRODUCTS HAVING MACROFOLDS 65068219BR04 Brazil Application 2019-08-29 BR112022003320-6 Utility Patent DISPENSER LATCHING SYSTEM 65069278BR04 Brazil Application 2018-12-04 BR112021009631-0 Utility Patent TISSUE PRODUCTS HAVING MACROFOLDS 65069608BR04 Brazil Application 2019-08-29 BR112022002446-0 Utility Patent ROLLED PRODUCT FEED SYSTEM 65071760BR03 Brazil Application 2019-03-29 BR112021018170-9 Utility Patent MULTI-ROLL PAPER PRODUCT DISPENSER 65071772BR03 Brazil Application 2019-04-30 BR112021021253-1 Utility Patent EMBOSSED MULTI-PLY TISSUE PRODUCTS 65071805BR04 Brazil Application 2019-03-06 BR112021016464-2 Utility Patent EMBOSSED MULTI-PLY TISSUE PRODUCTS 65071805BR10 Brazil Application 2019-03-06 BR112021016438-3 Utility Patent DURABLE AND DISPERSIBLE CREPED MULTI-PLY TISSUE 65071986BR07 Brazil Application 2019-03-29 BR112021018160-1 Utility Patent CREPED MULTI-PLY TISSUE 65071986BR12 Brazil Application 2019-03-29 BR112021018155-5 Utility Patent MULTI-PLY TISSUE PRODUCT 65074839BR04 Brazil Application 2019-06-03 BR112021023580-9 Utility Patent Auto-Drop Dispenser 65075497BR04 Brazil Application 2019-10-31 BR 11 2022 007859 5 Utility Patent EMBOSSED MULTI-PLY TISSUE PRODUCTS 65075879BR03 Brazil Application 2020-03-05 BR 11 2022 016516 1 Utility Patent CLOSED LOOP CONTROL SYSTEM FOR BLADE SHARPENING 65076743BR03 Brazil Application 2020-03-17 BR 11 2022 018061 6 Utility Patent THROUGH-AIR DRYER SHOWER ASSEMBLY 65077742BR03 Brazil Application 2020-01-09 BR 11 2022 013391 0 Utility Patent FLOOR MOP 65084328BR02 Brazil Granted 2020-04-30 BR302020004916-0 2021-09-28 BR302020004916-0 Design Tissue 65084330BR02 Brazil Granted 2020-10-09 BR3020200059590 2021-08-03 BR3020200059590 Design ABSORBENT ARTICLE 65084406BR04 Brazil Granted 2020-04-27 BR302020005037-1 2021-06-01 BR302020005037-1 Design Tissue 65084417BR02 Brazil Granted 2020-12-11 BR3020200059581 2021-08-03 BR3020200059581 Design PAPER SHEET 65104767BR04 Brazil Application 2022-04-04 BR302022005377-5 Design PAPER SHEET 65104767BR10 Brazil Application 2022-04-04 BR302022005378-3 Design PAPER SHEET 65104767BR15 Brazil Instructed 04/04/2022 PAPER SHEET 65105768BR02 Brazil Instructed 19/09/2022 3/3

Amortization Systematic allocation of the depreciable value of an asset over its useful life. Asset A resource controlled by the entity as a result of past expected for the entity. Asset Approach Valuation of companies where all assets (including those not accounted for) have their values adjusted to the market. Also known as market net equity. Base Date the assessment value. Basic Infrastructure electricity supply and access routes. Book Value The value at which an asset or liability is recognized on the balance sheet. Business Combination Union of separate entities or businesses producing Transaction or other event by which an acquirer obtains legal form of operation. CAPEX (Capital Expenditure) Fixed asset investments. Capital Structure own capital (equity) and third-party capital (debt). Cash Flow during a given period of time. Usually the term is Cash Flow on Invested Capital lenders (interest and amortizations) and shareholders (dividends) after consideration of cost and operating expenses and capital investments. Cash-Generating Unit generated by other assets or groups of assets. Company investment entity holding economic activities. Conservation Status Physical status of an asset as a result of its maintenance. Control Power to direct the strategic policy and administrative management of a company. Cost The total direct and indirect costs necessary for particular time and situation. Cost of Capital Expected rate of return required by the market as an attraction to certain investment funds. CFC Conselho Federal de Contabilidade CPC (Comitê de Pronunciamentos Contábeis) Accounting Pronouncements Committee. CVM Securities and Exchange Commission. Date of Issue are conveyed to the client.

DCF (Discounted Cash Flow D & A Depreciation and amortization. Depreciable Value Depreciation Systematic allocation of the depreciable value of an asset during its useful life. Direct Production Cost of goods. Discount Rate EBIT (Earnings before Interest and Taxes) Earnings before interest and taxes. EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization) amortization. Enterprise Set of properties capable of producing revenue through marketing or economic exploitation. It can be: real Enterprise Value Economic value of the company. Equity Value Economic value of the equity. Expertise Technical activity performed by a professional with Facilities aggregation. Fair Market Value Value at which an asset could have its ownership exchanged between a potential seller and a potential relevant facts and neither is under pressure to do so. Financial Lease That which substantially transfers all the risks and may or may not eventually be transferred. Leases leases. Fixed Asset Tangible asset available for use in the production or be used for more than one accounting period. Goodwill IAS (International Accounting Standards) framework adopted by the International Accounting Standards Board (IASB). See International Accounting Standards. IASB (International Accounting Standards Board) International Accounting Standards Board. Standard setting body responsible for the development of International Financial Reporting Standards (IFRSs).

IFRS (International Financial Reporting Standards) international accounting pronouncements published and reviewed by the IASB. Impairment See Impairment losses Impairment Losses (impairment) their fair value less expenditure for sale. Income Approach Valuation method for converting the present value of Indirect Production Cost liens and charges necessary for the production of goods. Intangible Asset are transferable or separable from the entity or from other rights and obligations. International Accounting Standards (IAS) Standards and interpretations adopted by the IASB. They include: International Financial Reporting Standards (IFRS) International Accounting Standards (IAS) and interpretations developed by the Interpretation Committee on International Financial Reporting Standards (IFRIC) or by the former Standing Interpretations Committee (SIC). Investment Property other than for use in the production or supply of goods Investment Value Value for a particular investor based on individual interests in the property in question. In the case of performance and tax planning. Liability it is hoped that the settlement thereof will result in the Liquidity Ability to rapidly convert certain assets into cash or into the payment of a certain debt. Market Approach Valuation method in which multiple comparisons derived from the sales price of similar assets are adopted. Multiple divided by a valuation measurement of the company Net Debt bonus. Non-Operating Assets Those not directly related to the company’s operations (may or may not generate revenue) and that can be disposed of without detriment to its business. Operating Assets Assets that are basic to the company’s operations. Operating Lease That which does not substantially transfer all the risks

Parent Company An entity that has one or more subsidiaries. Premium for Expected Future recognized. Present Value The estimated present value of discounted net cash Price The amount by which a transaction is performed Property Real Estate and best use. Recoverable Value The highest fair value of an asset (or cashgenerating unit) minus the cost of sales compared with its value in use. Remaining Life A property’s remaining life. Replacement Cost the same function and features comparable to the property assessed. Replacement Value for New Value based on what the property would cost (usually in relation to current market prices) to be replaced with Reproduction Cost Expense required for the exact duplication of a Reproduction Cost Less Depreciation considering the state it is in. Residual Value Value of new or used asset projected for a date limited in operation during the period. Residual Value of an Asset Estimated value that the entity would obtain at present age and condition at the end of its useful life. Shareholders’ Equity at Market Prices See Assets Approach. Subsidiary parent company). Supporting Documentation Documentation raised and provided by the client on which the report premises are based. Tangible Asset Technical Report Useful Economic Life The period in which an asset is expected to be available expected to be obtained from the asset by the entity. Valuation Act or process of determining the value of an asset. Valuation Methodology One or more approaches used in developing evaluative calculations for the indication of the value of an asset.

Rio de Janeiro +55 21 2212-6850 apsis.rj@apsis.com.br São Paulo 55 11 4550-2701 apsis.sp@apsis.com.br Minas Gerais +55 31 98299-6678 apsis.mg@apsis.com.br apsis.com.br

SUZANO S.A. Publicly Held Company with Authorized Capital CNPJ/MF No. 16.404.287/0001-55 NIRE No. 29.300.016.331 EXHIBIT II Opinion of the Fiscal Council The Fiscal Council of Suzano S.A. (“Company”), in the exercise of its legal attributions, pursuant specially to item III of Section 163 of Law No. 6,404 of December 15, 1976, as amended (“Brazilian Corporate Law”), at a meeting held on this date, examined the Management’s Proposal of the merger, by the Company, of MMC Brasil Indústria e Comércio Ltda., limited liability company, enrolled with CNPJ/MF under No. 48.573.767/0001-36, registered with the Commercial Registry of the State of São Paulo under NIRE 35.260.224.561, with head offices in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Faria Lima, No. 1335, 10th floor, Jardim Paulistano, ZIP Code 01452-91 (“MMC”) by the Company, pursuant to the Protocol and Justification of Incorporation executed on the present date (“Merger” and “Merger Agreement”, respectively), which sets forth general terms and conditions applicable to the Merger, its justification and criteria for purposes of appraising MMC’s net equity, whose exhibits contain MMC’s appraisal report in the amount of five hundred and seventy million, one hundred and ninety-five reais and ninety-two cents (R$ 570,000,195.92), prepared by the specialized company Apsis Consultoria e Avaliações Ltda., a company enrolled with CNPJ/MF under No. 08.681.365/0001-30, with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Rua do Passeio, No. 62, 6th floor, Centro, ZIP Code 20021- 290, pursuant to Section 227 of Law No. 6,404, of December 15, 1976, as amended, and has concluded, by unanimous vote and without any reservations, by the ratification of the appointment and engagement of the Apsis Consultoria e Avaliações Ltda. Above qualified and by the regularity of the Merger, opining favorably on its approval by the Company’s Extraordinary General Shareholders’ Meeting, that may be held for this purpose, pursuant to the Brazilian Corporate Law. São Paulo/SP, September 28, 2023. [Rest of the page purposely left blank]

[Signature page of the Opinion of the Fiscal Council, indicated as Exhibit I of the minutes of Suzano S.A.’s Fiscal Council Meeting held in September 28, 2023, at 11 a.m.] ___________________________ Eraldo Soares Peçanha Member of the Fiscal Council ___________________________ Luiz Augusto Marques Paes Member of the Fiscal Council ___________________________ Rubens Barletta Member of the Fiscal Council